UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CEO PURCHASES SHARES OF MDXHEALTH

MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”) announced today that on May 3, 2024, Michael McGarrity, Chief Executive Officer and a member of the Board of Directors of the Company, informed the Company that he had purchased an aggregate of 45,000 of the Company’s ordinary shares for a total aggregate purchase price of approximately $140,000.

This information is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing. Mr. McGarrity is not generally required to disclose his trading in the Company’s ordinary shares (other than in limited circumstances, including in the Company’s Annual Report on Form 20-F) and does not assume any obligation to disclose any additional purchases or sales, except where required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: May 6, 2024	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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